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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Mechanical Technology, Incorporated
(Exact name of registrant as specified in its charter)

Nevada	001-40261	14-1462255
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

325 Washington Avenue Extension, Albany, NY	12205
(Address of principal executive offices)	(Zip Code)

John Flynn	(518) 218-2550
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Mechanical Technology, Incorporated is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020. This Form SD has been prepared by management of Mechanical Technology, Incorporated (also referred to herein as "MTI," the "Company," "we," "us," or "our"). The information included in this Form SD includes the activities of our wholly-owned subsidiary, MTI Instruments, Inc. (MTI Instruments or MTII).

A copy of this Form SD is publicly available on our website at: http://www.mechtech.com under "Investors - SEC Filings."

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals"). The "Covered Countries" for the purposes of Rule 13p-1 are the Democratic Republic of the Congo and adjoining countries. Certain of the Company's operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company evaluated its current product lines and has conducted in good faith a reasonable country of origin inquiry ("RCOI") regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

For these purposes, we classify MTI Instruments' product lines into the following categories: MTII Parts and Catalog Parts.

MTII Parts

Parts designed by or specifically for MTI Instruments. These are parts that MTI Instruments "contracts to manufacture" and, therefore, over which MTI Instruments has influence in the manufacturing of. An example of an MTII Part would be a machined part for an instrument or sensor.

Catalog Parts

Parts not designed by or specifically for MTI Instruments. These are parts over which MTI Instruments has no influence in the manufacturing of. An example of a Catalog Part would be electronic components used in MTII products that are purchased from distributors.

Based upon the Company's internal assessment, only the MTII Parts were considered for purposes of the RCOI.

In 2020, the Company contracted for the manufacture of products containing Conflict Minerals but did not directly manufacture products containing Conflict Minerals. The Company is therefore several levels removed from the actual mining of Conflict Minerals. The Company does not purchase raw or unrefined Conflict Minerals or make purchases from entities located in the Covered Countries. Because of this, as well as the breadth and complexity of our products and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. Therefore, our efforts to determine the facilities used in the production of the conflict minerals, their country of origin, and the mine or location of origin of the Conflict Minerals was limited to the information that we obtained from our suppliers during our RCOI, as described below.

We identified direct suppliers for our MTII Parts. Of these suppliers, six manufactured parts containing Conflict Minerals that we purchased for use in our products during 2020, and therefore were within the scope of our RCOI. We contacted these suppliers and asked them to return to us a completed Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template (the "Conflict Minerals Template"). The Conflict Minerals Template was designed for downstream companies to disclose information about their product supply chain. It includes questions regarding a company's minerals sourcing policy, engagement with its direct suppliers, the origin of Conflict Minerals included in its products, and supplier due diligence, as well as a template for listing the smelters the company and its suppliers use. Five of these six suppliers responded and provided to us a completed Conflict Minerals Template. We followed up with the last supplier and were unable to receive a timely response back. We evaluated each such completed Conflict Minerals Template and, to the extent possible, validated the information set forth therein to determine its sufficiency, accuracy, and completeness. We have relied on these suppliers' responses to provide us with information about the source of Conflict Minerals contained in the components they supplied to us. We understand that our direct suppliers are similarly reliant upon information provided by their suppliers.

For each supplier response, we also assessed whether the Conflict Minerals identified were consistent with the nature and characteristics of the supplied part.

We used RMI's Responsible Minerals Assurance Process ("RMAP") and traced back the origin of our Conflict Minerals by identifying smelters, refineries, or recyclers and scrap supplier sources, when available. The RMAP program uses an independent third-party assessment of smelter/refiner management systems and sourcing practices to validate conformance with RMAP standards. The assessment employs a risk-based approach to validate smelters' company-level management processes for responsible mineral procurement. Given that not all of the smelters our suppliers identified in their responses were on the RMAP list, that some of our suppliers are unable to determine the origin of our necessary Conflict Minerals, and that one of our suppliers did not respond to our request in this regard at all, we concluded that we did not have sufficient reason to believe that all Conflict Minerals in our supply chain did not originate in a Covered Country or were from recycled or scrap sources.

Further, because some of our suppliers are unable to determine the origin of our necessary Conflict Minerals, the Company is not able to determine all the facilities used to process them, the country or origin, or the mine or location of origin; the ones we were able to identify are listed below:

Metal	Smelter	Country
Gold	Advanced Chemical Company*	United States of America
Gold	Allgemeine Gold-und Silberscheideanstalt A.G.*	Germany
Tin	Alpha Metals*	United States of America
Gold	AngloGold Ashanti Corrego do Sitio Mineracao*	Brazil
Gold	Argor-Heraeus S.A.*	Switzerland
Gold	Asahi Refining Canada Ltd.*	Canada
Gold	Asahi Refining USA Inc.*	United States of America
Gold	Aurubis AG*	Germany
Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)*	Philippines
Gold	Boliden AB*	Sweden
Gold	C. Hafner GmbH + Co. KG*	Germany
Gold	CCR Refinery - Glencore Canada Corporation*	Canada
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.*	China
Gold	Chimet S.p.A.*	Italy
Tin	China Tin Group Co., Ltd.*	China
Tin	Cookson*	United States of America
Tin	CV Ayi Jaya	Indonesia
Tin	CV United Smelting	Indonesia
Tin	CV Venus Inti Perkasa	Indonesia
Gold	Dowa*	Japan
Tin	EM Vinto*	Bolivia (Plurinational State Of)
Tin	Fenix Metals*	Poland
Gold	Geib Refining Corporation*	United States of America

Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.*	China
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.*	China
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.*	China
Gold	Guangdong Jinding Gold Limited	China
Gold	Heimerle + Meule GmbH*	Germany
Gold	Heraeus Ltd. Hong Kong*	China
Gold	Heraeus Metals Hong Kong Ltd.*	China
Gold	Heraeus Precious Metals GmbH & Co. KG	Germany
Tin	Huichang Jinshunda Tin Co., Ltd.*	China
Gold	Istanbul Gold Refinery*	Turkey
Gold	Kennecott Utah Copper LLC*	United States of America
Tin	Magnu's Minerais Metais e Ligas Ltda.*	Brazil
Tin	Malaysia Smelting Corporation (MSC)*	Malaysia
Tin	Metallic Resources, Inc.*	United States of America
Tin	Metallo Belgium N.V.*	Belgium
Gold	Metalor Technologies (Hong Kong) Ltd.*	China
Gold	Metalor Technologies (Singapore) Pte., Ltd.*	Singapore
Gold	Metalor Technologies (Suzhou) Ltd.*	China
Gold	Metalor Technologies S.A.*	Switzerland
Gold	Metalor USA Refining Corporation*	United States of America
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.*	Mexico
Gold	Metalúrgica Met-Mex Peñoles, S.A. de C.V*	Mexico
Tin	Mineracao Taboca S.A.*	Brazil
Tin	Minsur*	Peru
Tin	Mitsubishi Materials Corporation*	Japan
Tin	O.M. Manufacturing (Thailand) Co., Ltd.*	Thailand
Tin	Operaciones Metalurgicas S.A.*	Bolivia (Plurinational State Of)
Gold	PAMP S.A.*	Switzerland
Tin	PT Aries Kencana Sejahtera	Indonesia
Tin	PT Artha Cipta Langgeng*	Indonesia
Tin	PT Bangka Prima Tin	Indonesia
Tin	PT Bangka Serumpun*	Indonesia
Tin	PT Bangka Tin Industry	Indonesia
Tin	PT Belitung Industri Sejahtera	Indonesia
Tin	PT Bukit Timah	Indonesia
Tin	PT DS Jaya Abadi	Indonesia
Tin	PT Inti Stania Prima	Indonesia
Tin	PT Menara Cipta Mulia*	Indonesia
Tin	PT Mitra Stania Prima*	Indonesia
Tin	PT Panca Mega Persada	Indonesia
Tin	PT Refined Bangka Tin*	Indonesia
Tin	PT Sariwiguna Binasentosa	Indonesia
Tin	PT Stanindo Inti Perkasa*	Indonesia
Tin	PT Sukses Inti Makmur	Indonesia
Tin	PT Timah Tbk Mentok*	Indonesia
Tin	PT Tinindo Inter Nusa*	Indonesia
Gold	Rand Refinery (Pty) Ltd.*	South Africa

Gold	Royal Canadian Mint*	Canada
Tin	Rui Da Hung*	Taiwan, Province of China
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.*	China
Gold	Solar Applied Materials Technology Corp.*	Taiwan, Province of China
Gold	Tanaka Kikinzoku Kogyo K.K.*	Japan
Tin	Thaisarco*	Thailand
Gold	The Refinery of Shandong Gold Mining Co., Ltd.*	China
Gold	Umicore Brasil Ltda.	Brazil
Gold	Umicore S.A. Business Unit Precious Metals Refining*	Belgium
Gold	United Precious Metal Refining, Inc.*	United States of America
Gold	Valcambi S.A.*	Switzerland
Tin	White Solder Metalurgia e Mineracao Ltda.*	Brazil
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.*	China
Tin	Yunnan Tin Company Limited*	China
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation*	China

* Currently identified as a conflict-free smelter by RMI.

Item 1.02 Exhibit

Consistent with the Public Statement issued on April 7, 2017, by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission entitled "Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule," the Company is not filing the Conflict Minerals Report otherwise required by Item 1.01(c) of Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mechanical Technology, Incorporated
(Registrant)

By:/s/ Jessica L. Thomas	June 1, 2021
Jessica L. Thomas, Chief Financial Officer	(Date)
(Signature and Title)